VPN Communications Corporation
                           3941 S. Bristol St., Unit E
                               Santa Ana, CA 92704

                        COMMISSION FILE NUMBER 000-26523

                              DISCLOSURE STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

Introduction

This Statement is being mailed on or about March 31, 2002 to holders of record on February 15, 2002, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of VPN Communications a Nevada corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effective on or about April 15, 2002.

Background of Transaction and Change in Control

On or about March 18, 2002 and March 19, 2002, in two separate transactions, Charles Layton and Howard Behling acquired a total of 5,700,000 common shares, $0.001 par value, of the Company. This represents 65% of the common shares outstanding. As part of the same transactions, they also received 1,000,000 shares of Class A Convertible Preferred Stock and an irrevocable proxy to vote an additional 300,000 shares of common stock, $0.001 par value.

The first of these was an issuer transaction in which they acquired 1,000,000 shares of Class A Convertible Preferred Stock which is convertible at 10 shares of common stock, $0.001 par value, for each share of Class A Convertible Preferred Stock, and 3,000,000 common shares, $0.001 par value.

The second was a private transaction between A.M.F.S. Limited and Mr. Layton and Mr. Behling In which they acquired a total of 2,700,000 shares of common stock, $0.001 par value , and an irrevocable proxy to vote an additional 300,000 shares of common stock, $0.001 par value, in exchange for a total of 17,000,000 shares of AmeraMex.

If Mr. Layton and Mr. Behling convert their Class A Convertible Preferred Stock to common stock, $0.001 par value, they would hold a total of 15,700,000 shares of common stock, $0.001 par value, 84% of all outstanding common stock, $0.001 par value. As part of the agreements and understandings under which they acquired this stock they will become members of the Board of Directors, effective April 15, 2002, and two of the current members of the Board will resign giving Mr. Layton and Mr. Behling control effective April 15, 2002 a minimum of 10 days after all stock holders have been notified pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended.

Consummation of the Transactions result in a change of control. The Agreements were executed on or about March 19, 2002, with the effective dates for change of control anticipated to be on or about April 15, 2002.

Reason for Disclosure Statement

Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

Information Relating to the Company's Securities

As of March 26, 2002, there are outstanding 5,787,043 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record of holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

Principal Stockholders

The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

     Name                         No. of Shares Owned       Percentage Ownership
     ----                         -------------------       --------------------

     A.M.F.S., Limited            3,000,000                 52%
     E.G. Marchi (1)              1,232,520                 21%
     Guaranteed Financial Trust     440,373                  8%

     All Officers and Directors   1,232,520                 21%
       as a Group(3 persons)

     (1) The 1,232,520 shares listed as held by Mr. Marchi include 645,857 shares held by MAI Financial, 255,631 held by Market Ability Incorporated , and 331,032 held in his own name.

The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.


                                                        Shares of Common Stock
                                                        to be owned upon
                                                        consummation of the      Approximate Percent
Name and Address              Offices To Be Held        Transactions             of Class (1)
----------------              ------------------        ------------             ------------
Charles Layton                Director                  3,088,235                33%
2600 Michelson Dr., #1700
Irvine, CA 92612

Howard Behling                President, Director       2,611,765                33%
2600 Michelson Dr., #1700
Irvine, CA 92612

E. G. Marchi (2)              Vice President, Director  1,232,520                13%
3941 S. Bristol St. Unit E
Santa Ana, CA 92704

All Proposed Directors and                              6,932,520                79%
  Officers as a Group (3 persons)

Assumes that the Class A Convertible Preferred Stock has not been converted to common stock.

(2) The 1,232,520 shares listed as held by Mr. Marchi include 645,857 shares held by MAI Financial, 255,631 held by Market Ability Incorporated , and 331,032 held in his own name.


Legal Proceedings

There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

The Directors and Officers of the Company as of the date of this report are as follows:

     Name                         Age                  Position
     ----                         ---                  --------

     E. G. Marchi                 71                   President, Director

     Dr. Henry Smith              55                   Director

     Kenneth Gough                62                   Director


Resumes:

E.G. MARCHI has been President and Director of VPN Communications Corporation since March 3, 2000. Before acquiring control of the Company, he had been President, Secretary/Treasurer and sole Director of City Pacific International, USA, Inc., a wholly owned subsidiary of e-Net Financial.Com corporation since March 1999. From August 1997 through August 1998, in addition to his executive consulting business, Mr. Marchi served as Chief Executive Officer of a publicly held company, Alliance Biotechnology International, where he directed its activities towards its ultimate sale and merger. From July 1994 through 1997, he was general partner of American Capital Growth, where he was responsible for its development as an investment banking organization. Mr. Marchi completed his undergraduate work in Electrical and Mechanical Engineering at Illinois Institute of Technology in 1957.

HENRY R. SMITH Ph.D., has been a Director since April of 2001. Dr. Smith has over 30 years experience in the healthcare industry. He was president and CEO of Allied Biotechnology, Inc. and was the founder and CEO of Associated Reference Laboratories., Inc. Dr. Smith received his Ph.D. in Medical Immunology from Leeds University School of Medicine, England.

KEN GOUGH has been a Director since December of 2000. Mr. Gough has held the positions of Corporate Director of Administration, Financial Manager, Developmental Manager, and Operations Manager for a number of corporations. In these positions Mr. Gough has worked with several governmental agencies: OSHA, EPA, DOT, FAA, FEMA, DOL, DOD and Department of State. Mr. Gough is a decorated veteran of Viet Nam and holds a degree in Business Management from the University of New York - Regents.


If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

Name                            Age                Position
----                            ---                --------

Howard Behling                  62                 President/Director

E. G. Marchi                    71                 Secretary/Treasurer/Director

Charles Layton                  63                 Director


Resumes:

Howard Behling- Graduated 1968 Business Administration (Management) Fullerton University. Mr. Behling served in upper management for an aerospace firm, food industry and was CFO of an auto parts distribution company. Mr. Behling then began an eighteen-year career as a broker and securities principal. In 1972, he became one of the youngest stockbrokers at E. F. Hutton & Co. and six years later reached the position of Vice-President. In 1985 he moved to Prudential Securities as a Vice President of Securities. Three years later he joined Merrill Lynch as a Vice President of Securities.

In late 1980's, Mr. Behling started funding and developing several start up public and private companies. One such company in which he was the Chairman and major shareholder developed mining properties in Venezuela and joint ventures with a dredge company in an Army Corp of Engineers project. In 1989 Mr. Behling became President of HOMETREND Inc., the first public Real Estate Company in the U.S. In 1992 Arthur Anderson and Success Magazine recognized his efforts in the reorganization of the company, and named HOMETREND one of the top managed franchise companies in America.

In the last six years Behling has become active in assisting in the reorganization and restructuring of other public companies. One such public company is Veritec Inc. Veritec developed the 2d identification code, which led to the development of a billion dollar industry. Mr. Behling served as both President and Chairman of the Company during its reorganization. Today, Veritec has strategic relationships with Mitsubishi, Samsung, LG, NASA, Army, and Air Force to name a few. In the last three years he has devoted much of his time in developing AmeraMex International Inc. in becoming a supplier of building materials to the United States and Mexico. Currently, Mr. Behling is the Chairman of AmeraMex International Inc., and President of Resource Asset Management Corporation. Mr. Behling has diverse experience in many areas of corporate finance and is qualified in the necessary managerial activities involved in launching public companies. Compensation

Charles B. Layton Sr.

Mr. Layton a graduate of Florida State University, a Navy man, a School teacher and a Coach he has been heavily involved in the timber business for over the last 15 years. Starting off with his own hardware store and lumberyard, he obtained a first hand experience in the value and need of raw materials used in the building materials industry. Mr. Layton has owned and harvested several timber properties. In 1994, he developed over $24,000,000.00 in commercial real estate properties in the Northwest part of the United States.

In 1997, he started Baja Timber S.A. de C.V. a Mexican Corporation. This Corporation received some of the first permits ever issued in Baja Mexico for exporting timber. Today, he oversees the operations in Mexico. Mr. Layton currently serves as the President of AmeraMex International Inc. and is a Director and one of the largest shares holders of Resource Asset Management Corporation.

Compensation

Name and Position                         Annual Salary        Other
-----------------                         -------------        -----

Howard Behling                            $75,000              Stock Option (1)
President and Director

E. G. Marchi                              $75,000              Stock Option (1)
Vice President, Secretary Treasurer,
and Director

(1) Stock Option constitutes the right to purchase 250,000 shares of the Company's Common Stock, $0.001 par value, at 85% of the market price that was current as of the signing of the employment agreement: $0.15.


Related Party Transactions

As of the date hereof, none of the Company's or SWI's or AMMX's present directors, officers, 5% of greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity engages in business with the Company.

Standing Audit, Nominating and Compensation Committees.

The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

The Company presently has three Directors. During the fiscal year ended September 30, 2001, the Directors held 15 meetings of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.


Dated: March 31, 2002

                                  VPN Communications Corporation


                                  /s/ E. G. Marchi
                                  ----------------
                                  E. G. Marchi, President